September 15, 2006

A. Clayton Perfall, Chief Executive Officer
Union Street Acquisition Corp.
102 South Union Street
Alexandria, VA 22314

>   **Re: Union Street Acquisition Corp.**
>   **Registration Statement on Form S-1**
>   **File No. 333-136530**
>   **Filed August 11, 2006**

Dear Mr. Perfall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Registration Statement Cover Page

2.   Revise footnote four to clearly indicate what is covered by Rule 416 or remove the reference.

Prospectus Cover Page

3.   We note that you intend to list your securities on the American Stock
        Exchange. Please advise us of the standard and criteria you intend to list
        under.

4.   We note the disclosure in footnote two that the amounts above exclude
        deferred compensation. Please revise your table to reflect the economic
        impact of your arrangements as it does not appear the "proceeds to us" line is
        accurate.

Prospectus Summary, page 1

5.   Please revise to remove the management disclosure from this section as it is
        intended to be a summary and repetition does not enhance disclosure. Provide
        a cross reference to your Item 401 of Regulation S-K disclosure if you want to
        direct readers to such disclosure.

6.   We note the disclosures here and in your Item 101 of Regulation S-K
        disclosure that no one has "on your behalf" engaged in any efforts to locate a
        target. Considering the background of your management members, is it
        possible they are aware of possibilities in their separate capacities which they
        may direct to you afterwards? Considering you are selling your plan to
        acquire a business and nothing more, your initial shareholders' knowledge and
        motivations in taking part in this company are material to the public's
        understanding of your company. Please revise to disclose all material
        knowledge in this document.

7.   We note that you were organized and sponsored by Union Street Capital
        Management LLC. Please disclose the business activities of Union Street
        Capital, clearly state its role in your business plan, and explain the reason it
        organized and sponsored your company. We may have further comment.

8.   Please remove the reference to "certain limited exceptions" to the restrictions
        on the transferability of common stock and warrants held by existing
        stockholders. Instead, clearly state those specific exceptions.

9.   We note the disclosure on page eight that a condition to any combination is
        that "public stockholders owning fewer than 20% of the shares" exercise their
        conversion rights. In the appropriate section, please revise to clarify whether
        you could propose a transaction that is conditioned on less than 19.99% of the
        public shareholders exercising their conversion rights.

10.   Please explain why you will only seek approval regarding dissolution in
        conjunction with a proxy if it is within 90 days of the 24 months. The

company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

11.   We note the statement that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement. Also, clarify to explain how such expenses will be paid if there are insufficient funds available outside of the trust.

Risk Factors, page 13

12.   In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

13.   Revise risk factor six to clearly state the number of blank check companies that are currently in the registration process, as these may also be competing for target businesses.

14.   We note the disclosure in risk factor seven that you may not have enough funds reserved to cover the cost associated with the search and consummation of the a business combination. In the appropriate section, please revise to clarify if, in that event you do not have enough proceeds, you would seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

15.   We note your statement that claims against the trust could take priority over the claims of public stockholders. Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

16.   Specifically name the individuals who have agreed to be liable for claims against the trust in risk factor 11.

17.   Please revise risk factor 17 to specifically name those individuals that are expected to remain with the company following a business combination. Please discuss in greater detail the potential conflicts of interest. For example, the employment agreements will be negotiated at the same time as the business transaction is being negotiated.

18.   The narrative of risk factor 18 does not discuss the risk in the subheading, i.e. the loss of executive officers affecting your ability to operate. Instead, the narrative appears to be a continuation of risk factor 17. Consider incorporating this risk factor with risk factor 17 or revise the narrative to focus on the risk set forth in the subheading.

19.   Revise risk factor 24 to clearly state all affiliations of officers, directors, and existing stockholders with companies in the business services industry. Clarify whether these individuals are aware of any potential opportunities as a result of their affiliations with such companies. Clarify those circumstances where the company will consider affiliated companies. We may have further comment.

20.   We note the disclosure in risk factor 30 that you could combine with a company that has a history of "poor operating performance." In the appropriate section, please revise to define your use of the phrase "poor operating performance" and explain how you would determine the valuation of such company.

21.   Given your lack of a specific target business, risk factors 31, 32, and 43 appear speculative at this point.

22.   Risk factors 16 and 34 appear to discuss the same risk, the potential need for additional financing. Please combine.

23.   We note the disclosure in risk factor 39 concerning the need of an effective registration statement for the exercise of your warrants. In the appropriate section, please revise to clarify if the private placement warrants are exercisable during a period in which you do not have an effective registration statement relating to the shares underlying your public warrants. If so, add a risk factor.

Use of Proceeds, page 35

24.   You disclose in a footnote that the uses of net proceeds not held in trust are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

Proposed Business, page 45

25.   We note the disclosure on page 45 that based on the BEA's data, you "believe" that the target industry represents 40% of the U.S.'s GDP and is

growing at approximately 7%. Please clarify if the BEA data represents the disclosed trend or if you are merely stating a projection.

26.   We note the first three bullet points on page 45. Please revise to clarify if you will only consider companies that evidence the ability to utilize "economies of scale," have limited capital expenditure requirements, and superior cash flow dynamics. Also, please revise to define your use of the phrase "superior cash flow dynamics" and the basis for your belief that this is a characteristic of the industry.

27.   We note the disclosure on page 48 that you believe management's experience provides you with a competitive advantage in evaluating targets. Please revise to clarify if the noted disclosure implies that the other blank check companies' managements are not as qualified as yours. Explain the basis for your belief that you have a competitive advantage.

28.   We note the disclosure on pages 48 and 49 are similar to the disclosure in your Item 401 of Regulation S-K disclosure. Please revise to combine the disclosure as repetition does not enhance this document.

29.   We note the disclosure on pages 48, 49, 65, and 66 concerning management member(s)' past experiences in increasing the revenue of other companies. Please explain the relevance of such disclosure to your current business plans. In particular, it would appear that in order for the disclosure to be relevant, such member(s) would have to remain with you after any combination. Also, past performance of management is not necessarily indicative of future performance for an unidentified target business. Please revise to clarify.

30.   Given the lack of specific steps taken by the company and management in identifying a target business or specifics in the industry, provide the basis for your belief that "there are a number of target businesses that are attractive business combination targets for us" or remove.

31.   We note the list of criteria you have included on pages 51 and 52. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

32.   On page 52, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

33.   We note that Article Three of your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

34.   We note the disclosure on page 56 about the indemnification to be provided by your executive officers. Please revise to clarify if there is a material difference between an indemnification arrangement and a situation where each executive officer is included in every contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do the same under the indemnification arrangement?

35.   We note that the indemnification is limited to vendors and target businesses. Clarify what is meant by the term "vendors." Clearly disclose those claims that would be covered by this agreement and those claims that would not be covered by this agreement. Clearly disclose any limitations on the indemnification.

36.   In your table captioned "comparison to offerings of blank check companies," please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

Management, page 65

37.   For all entities listed that your members of management have been associated with, please revise to disclose the time frame of such association and briefly discuss the business of each entity.

38.   We note the common association with AHL Services, Inc. Please revise to clarify if you could be considered a portfolio company of AHL.

39.   Disclose the period during which each officer has served in this capacity.

Certain Relationships and Related Transactions, page 68

40.   We note that your three officers are members of Union Street Capital Management, LLC. Please revise your Item 401 of Regulation S-K to include the association of your management with the noted entity. Also, in this section, please revise to disclose the ownership of Union Street Capital Management.

41.   Add disclosure to the conflicts of interest discussion relating to the conflicts arising from negotiating employment agreements of officers, directors or existing shareholders at the same time as the merger agreement is being negotiated.

42.   We note your disclosure here and on page II-4 (Item 15 – Recent Sales of Unregistered Securities) regarding the transfer of 62,500 shares of common stock by your founders to two of your newly appointed directors for an aggregate purchase price of $500 or $0.008 per share. Please disclose the date of each transfer and the relationship of each transferee to the founders.

43.   We note that when shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant's expenses. In such cases, Staff Accounting Bulletin Topic 5.T. requires an expense to be recorded equal to the fair value of the shares transferred. With respect to each subsequent transfer of shares by your major shareholder outlined above, please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T.

Principal Stockholders, page 72

44.   We do not understand the reference to the "purchases units in the private placement" on page 72. Please revise to clarify.

Shares Eligible for Future Sale, page 76

45.   In light of the Ken Worm letter, explain the reference to shares being eligible for resale under Rule 144 after 2008.

Underwriting, page 82

46.   On page 82, we note that the underwriters may change the public officer price and other selling terms. Please explain the "other selling terms" that may be changed. Please tell us how any change in the offering price or other selling terms would be reflected in the prospectus.

47.   We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

July 18, 2006 (inception) through July 28, 2006 Audited Financial Statements

Note C – Proposed Offering, F-8

48.   Please revise your description of the warrants to be consistent with the disclosure provided on page 75. Please disclose that the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants.

Exhibits

49.   There appears to be a number of material agreements that should be filed as exhibits and included in the exhibits list, for example and without limitation, the warrant agreement, the registration rights agreement, the underwriting agreement, the trust agreement, the private placement agreement, the legality opinion, etc. Please revise the exhibits list accordingly and file the material agreements. We may have further comment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Kevin Lavin
      Fax: (703) 720-7399